UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)1

MAGELLAN PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

559091307
(CUSIP Number)

Keith E. Gottfried, Esquire
Blank Rome LLP
Watergate 600 New Hampshire Avenue
Washington, DC 20037
(202) 772-5887
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

September 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 559091307	Schedule 13D	Page 2 of 12
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ANS INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 304,780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 304,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 559091307	Schedule 13D	Page 3 of 12
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JONAH M. MEER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,500
	8	SHARED VOTING POWER 521,970
	9	SOLE DISPOSITIVE POWER 84,500
	10	SHARED DISPOSITIVE POWER 389,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,470 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INTRODUCTION.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by ANS Investments LLC, a Delaware limited liability company (“ANS Investments”), Mr. Jonah M. Meer (“Mr. Meer”), Yonado Ltd., a corporation organized under the laws of the State of Israel (“Yonado”), and Langston Company Holding Ltd., a corporation organized under the laws of the British Virgin Islands (“Langston”), filed with the Securities and Exchange Commission (“SEC”) on March 12, 2008, relating to the shares of common stock, par value $0.01 per share (the “Magellan Common Stock” or the “Shares”), of Magellan Petroleum Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. For purposes of this Amendment No. 1, “Reporting Persons” shall be deemed to only include ANS Investments and Mr. Meer.

While each of Yonado and Langston have granted Mr. Meer an irrevocable proxy with respect to the voting of their Shares, upon further review of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it is the belief of the Reporting Persons that the granting of such proxies to Mr. Meer do not by themselves give rise to the creation of a “group” for purpose of Rule 13d-5 of the Exchange Act. As a result, this Amendment No. 1 is being filed solely on behalf of ANS Investments and Mr. Meer and only updates information with respect to ANS Investments and Mr. Meer. In addition, as the Reporting Persons beneficially hold less than five percent of the issued and outstanding Shares, the Reporting Persons hereby terminate any obligation that they may have to further update the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

This statement relates to the shares of Common Stock, $0.01 par value per share (the “Shares”), of Magellan Petroleum Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10 Columbus Boulevard, Hartford, Connecticut 06106.

Item 2.  IDENTITY AND BACKGROUND.

This statement is being filed by ANS Investments and Mr. Jonah M. Meer.

ANS Investments is a limited liability company organized under the laws of the State of Delaware. The present business of ANS is investing in securities and various businesses. The business address of ANS Investments is 50 Battery Place, Suite 7F, New York, New York 10280-1530.

Mr. Jonah M. Meer is a natural person. Mr. Meer is the founder and Chief Executive Officer of ANS Investments. The principal occupation of Mr. Meer is that of private investor and entrepreneur involved in various businesses and enterprises. The business address of Mr. Meer is c/o ANS Investments is 50 Battery Place, Suite 7F, New York, New York 10280-1530. Mr. Meer is a citizen of the United States.

Each of the Reporting Persons is party to a Joint Filing Agreement dated as of September 11, 2008, as further described in Item 6 and attached as Exhibit 99.1 hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

No Reporting Person (including the directors and officers of ANS Investments) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person (including the directors and officers of ANS Investments), has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 304,780 shares owned directly by ANS Investments is $418,415, including brokerage commissions. The Shares owned by ANS Investments were purchased in the open market with internal operating funds. All of the Shares held by ANS Investments are held in accounts which may have margin capabilities. Among other things, ANS Investments may use these accounts to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for expenses are held in this account, it is not possible to determine the amounts, if any, of margin used with respect to the Shares.

The aggregate purchase price of the 84,500 shares owned directly by Mr. Meer is $86,605, including brokerage commissions. The Shares were acquired with personal funds through various accounts, some of which may have margin capabilities. Among other things, Mr. Meer may use these accounts to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for expenses are held in these accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4.  PURPOSE OF TRANSACTION.

ANS Investments intends to conduct a proxy solicitation seeking stockholder support to elect Mr. Jonah M. Meer, its Chief Executive Officer, to the Issuer’s Board of Directors at the Issuer's 2008 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2008 Annual Meeting”). Accordingly, on September 11, 2008, ANS Investments delivered a notice to the Issuer (the “Notification Letter”) of its intent to nominate Mr. Meer for election to the Issuer’s Board of Directors and to propose two other matters for consideration by the Issuer’s stockholders at the 2008 Annual Meeting as more specifically described in the Notification Letter, at the 2008 Annual Meeting, and of its intention to solicit proxies from the Issuer’s stockholders in connection therewith.

On September 11, 2008, Mr. Meer issued a press release publicly disclosing that the Notification Letter had been sent to the issuer. A copy of the press release dated September 11, 2008 (the “Press Release”) and the Notification Letter are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein. Any descriptions contained herein of the Press Release and the Notification Letter are qualified in their entirety by reference to the complete text of the Press Release and Notification Letter attached hereto. ANS Investments intends to solicit proxies of other stockholders and may take such other actions as it deems necessary or desirable in order to secure the election of its nominee and the approval of its stockholder proposals.

On September 11, 2008, ANS Investments made its demand to inspect stockholder records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). A copy of the Demand Letter is attached hereto as Exhibit 99.4 and incorporated by reference herein, and any description herein of the demand letter is qualified in its entirety by reference to the complete text of such letter.

On September 11, 2008, ANS Investments submitted a request letter (the “Rule 14a-7 Request”) to the Issuer pursuant to Rule 14a-7 of the Exchange Act requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock. A copy of the Rule 14a-7 Request is attached hereto as Exhibit 99.5 and incorporated by reference herein, and any description herein of the Rule 14a-7 Request is qualified in its entirety by reference to the complete text of such letter.

Other than as described in this Item 4, or such as would occur if ANS Investments decided to pursue any of the actions described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and other stockholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, (ii) purchasing additional Shares or selling some or all of its Shares, (iii) engaging in short selling of or any hedging or similar transaction with respect to the Shares, and/or (iv) otherwise changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of the date hereof, ANS Investments beneficially owns 304,780 shares of Magellan Common Stock. By virtue of having granted Mr. Meer an irrevocable proxy with respect to all shares of Magellan Common Stock that it may own, ANS Investments shares voting power with Mr. Meer with respect to all of its shares of Magellan Common Stock. As Mr. Meer is the Chief Executive Officer of ANS Investments, ANS Investments may be deemed to share dispositive power with respect to its shares of Magellan Common Stock with Mr. Meer.

As of the date hereof, Mr. Meer beneficially owns directly 84,500 shares of Magellan Common Stock with respect to which he has sole dispositive and sole voting power.

Based upon the number of shares of Magellan Common Stock reported in the Schedule 13D by Yonado and Langston as being owned thereby, and giving effect to the irrevocable proxies granted to Mr. Meer by each of ANS Investments, Yonado and Langston, Mr. Meer may be deemed to have (i) shared dispositive power and shared voting power with respect to the 304,780 Shares held by ANS Investments, and (ii) shared voting power with respect to the 95,800 Shares held by Yonado and the 121,390 Shares held by Langston. Accordingly, Mr. Meer may also be deemed to be the beneficial owner of an aggregate of 604,470 shares of Magellan Common Stock, including (i) the 84,500 shares held directly by Mr. Meer, (ii) the 304,780 shares held by ANS Investments, (iii) the 95,800 shares held by Yonado, and (iv) the 121,390 shares held by Langston.

(c) Schedule I attached hereto lists all transactions in the Shares during the past sixty (60) days by the Reporting Persons. Unless otherwise indicated on Schedule I, all of such transactions were effected in the open market.

(d) Except as set forth in this Schedule 13D, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) The Reporting Persons have never held more than five percent of the issued and outstanding shares of the Issuer and, accordingly, filed the Schedule 13D, and are filing this Amendment No. 1, voluntarily.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 10, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”). Pursuant to the Joint Filing Agreement, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the shares of Magellan Common Stock of the Issuer to the extent required under applicable securities laws. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement dated September 11, 2008 by and between ANS Investments LLC and Jonah M. Meer.

Exhibit 99.2
Press Release dated September 11, 2008 announcing the intention of ANS Investments LLC to nominate and seek to elect one individual to the Issuer’s Board of Directors, present other matters of business, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit 99.3
Notification Letter dated September 10, 2008 notifying the Issuer of the intention of ANS Investments LLC to nominate and seek to elect one individual to the Issuer’s Board of Directors, present other matters of business, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit 99.4	Demand Letter dated September 10, 2008 requesting inspection of stockholder records of the Issuer.

Exhibit 99.5
Rule 14a-7 Request Letter dated September 10, 2008 requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2008
ANS INVESTMENTS LLC

	By:	/s/ Jonah M. Meer
Jonah M. Meer
Chief Executive Officer

/s/ JONAH M. MEER
JONAH M. MEER

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Magellan Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Unless otherwise indicated, all such transactions were effected in the open market.

	ANS INVESTMENTS LLC
Date of Transaction	Shares Purchased / (Sold)	Price Per Share
08/15/08	2,500	$1.38
08/18/08	565	$1.34
08/18/08	1,200	$1.38
08/18/08	2,200	$1.38
08/18/08	2,600	$1.38
08/19/08	200	$1.37
08/19/08	1,500	$1.39
08/19/08	3,100	$1.38
08/20/08	3,500	$1.39
08/20/08	885	$1.38
08/21/08	3,000	$1.38
08/21/08	4,000	$1.4099
08/25/08	5,000	$1.42
08/25/08	7,279	$1.41
08/25/08	11,000	$1.42
08/25/08	9,000	$1.42
08/26/08	2,500	$1.4599
08/26/08	5,000	$1.46
08/26/08	(2,500)	$1.4601
08/26/08	2,500	$1.46
08/26/08	3,000	$1.4599
08/26/08	4,600	$1.46
08/27/08	2,500	$1.50
08/27/08	2,000	$1.47
08/27/08	4,700	$1.47
08/27/08	1,400	$1.50
08/27/08	1,600	$1.4999
08/27/08	3,300	$1.47
08/28/08	300	$1.52
08/28/08	1,700	$1.5199
08/28/08	5,000	$1.54
08/29/08	1,000	$1.5199
08/29/08	2,500	$1.4799
09/02/08	1,100	$1.5000
09/02/08	6,900	$1.4999
09/02/08	10,000	$1.50

	ANS INVESTMENTS LLC
Date of Transaction	Shares Purchased / (Sold)	Price Per Share
09/02/08	400	$1.50
09/02/08	6,600	$1.4999
09/02/08	5,000	$1.50
09/02/08	10,000	$1.50
09/03/08	2,500	$1.48
09/03/08	2,500	$1.4999
09/03/08	3,700	$1.4799
09/03/08	4,500	$1.4999
09/03/08	5,000	$1.3999
09/03/08	5,000	$1.3999
09/03/08	5,000	$1.4999
09/04/08	4,500	$1.27
09/04/08	2,000	$1.39
09/04/08	10,000	$1.27
09/04/08	12,500	$1.25
09/04/08	2,500	$1.2599
09/04/08	2,000	$1.2499
09/04/08	900	$1.26
09/04/08	1,000	$1.34
09/05/08	8,000	$1.26
09/05/08	5,000	$1.23
09/05/08	400	$1.21
09/08/08	15,000	$1.30
09/08/08	5,000	$1.3399
09/08/08	1,500	$1.31
09/08/08	100	$1.31
09/09/08	951	$1.20
09/09/08	5,000	$1.24
09/09/08	6,000	$1.24
09/09/08	7,500	$1.25
09/09/08	6,100	$1.27
09/09/08	1,100	$1.2973
09/09/08	8,900	$1.30
9/9/2008	10,000	$1.23
9/9/2008	10,000	$1.23
9/9/2008	5,000	$1.21
9/9/2008	5,000	$1.22

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement dated September 11, 2008 by and between ANS Investments LLC and Jonah M. Meer.

Exhibit 99.2
Press Release dated September 11, 2008 announcing the intention of ANS Investments LLC to nominate and seek to elect one individual to the Issuer’s Board of Directors, present other matters of business, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit 99.3
Notification Letter dated September 10, 2008 notifying the Issuer of the intention of ANS Investments LLC to nominate and seek to elect one individual to the Issuer’s Board of Directors, present other matters of business, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit 99.4	Demand Letter dated September 10, 2008 requesting inspection of stockholder records of the Issuer.

Exhibit 99.5
Rule 14a-7 Request Letter dated September 10, 2008 requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock.